Exhibit 99.1

Uxin Upgrades Industry-leading Used Car Warranty Program

Industry-leading warranty to provide up to 100% coverage within one year or 20,000km

Beijing, China, Sept. 12, 2018 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), the largest used car e-commerce platform in China, today announced that it has introduced significant upgrades to its warranty program for Uxin Certified vehicles. The enhanced coverage gives greater confidence to consumers that purchase eligible used vehicles on Uxin’s market leading 2C platform.

Every vehicle on Uxin’s platform is vetted through a more than 300-point vehicle inspection program, which provides an accurate assessment of the vehicle’s condition. Vehicles that have not been involved in major accidents and meet Uxin’s stringent quality standards receive the Uxin Certified accreditation and the industry-leading warranty.

“Buying a used car comes down to a matter of trust, and Uxin is committed to leveraging technology to bridge the trust gap between consumers and dealers,” said Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin. “This enhanced warranty directly addresses this challenge and gives consumers peace of mind and the confidence to buy used vehicles on our platform.”

“With our proprietary car inspection technology and industry-leading warranty program, we continue to optimize consumers’ used car buying experience and minimize transaction friction. These transformative initiatives are bringing used car e-commerce to even more consumers as well as stimulating the growth of the entire used car industry. We will continue to leverage our digital and AI capabilities to bring more innovative products and services to market and solve the pain points that are key to unlocking growth potential,” added Mr. Dai.

The enhanced warranty program offers industry-leading coverage for buyers of Uxin Certified used vehicles on Uxin’s 2C platform. The key features of the enhanced warranty program include:

•                  Warranty scope has been expanded to cover 15 major components of the car. In addition to previously covered items such as the engine and the gear box, the new warranty also covers the differential system, the transfer case system, the lubrication system, the electronic control system and the safety system.

•                  Compensation has been increased to up to 100% compensation for claims made within one year or up to 20,000km.

•                  Eligible vehicles can be repaired at service centers in more than 300 cities across China, ensuring that consumers are covered wherever they travel within the country.

•                  The standard 30-day return policy and the 3-day no-questions-asked return policy for cars sold cross-regionally and tagged as ‘super value’, remain unchanged.

Uxin has a history of introducing industry-leading warranty coverage to vehicles sold on its platform. In 2015, Uxin was the first company to commit to allowing returns within 15 days for vehicles that received a “no major accident” accreditation, which certified that the vehicles had not been involved in a major accident, fire or flood. In 2016, the Company introduced the Uxin Certified accreditation for cars that met stringent quality standards and offered a one-year or 20,000km warranty. The initiatives were widely recognized as raising quality standards in the industry.

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About Uxin

Uxin Limited (Nasdaq: UXIN) is the largest used car e-commerce platform in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers and dealers to buy and sell cars through an innovative integrated online and offline platform that addresses each step of the transaction and covers the entire value chain. Its online presence is bolstered by an offline network of more than 670 service centers in over 270 cities throughout China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Media inquiries:

Yi-Ke Hong

Brunswick Group

Tel: +86 10 5960-8600

Uxin@brunswickgroup.com